UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2005

Commission File Number: 00-115124

PETROFUND ENERGY TRUST

(Name of Registrant)

Barclay Centre

600 444 7Avenue SW

Calgary, Alberta

Canada T2P 0X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____

Form 40-F __X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______

No __X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROFUND ENERGY TRUST

Date: May 25, 2005

By:

signed "Hugo St J. A. Potts"

Hugo St J. A. Potts, Esq.

Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit
1.	Material Change Report dated May 24, 2005.

EXHIBIT 1

NEWS RELEASE TRANSMITTED BY CCNMatthews

FOR: PETROFUND ENERGY TRUST

TSX SYMBOL: PTF.UN

AMEX SYMBOL: PTF

Petrofund Energy Trust 'TSX: PTF.UN; AMEX: PTF' Announces Equity Financing

MAY 24, 2005 - 16:49:55 ET

CALGARY, ALBERTA--(CCNMatthews - May 24, 2005) -

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN UNITED STATES

Petrofund Energy Trust ("Petrofund" or the "Trust") (TSX:PTF.UN)(AMEX:PTF) is pleased to announce that it has entered into an agreement to sell 4,150,000 Trust Units at $18.25 each to raise gross proceeds of $75.7 million on a bought deal basis.  The underwriting syndicate is led by CIBC World Markets Inc. and includes National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., GMP Securities Ltd., Raymond James Ltd., and First Associates Investments Inc.  The issue will be offered in all provinces of Canada.  Closing of the offering is expected to occur on June 14, 2005, and is subject to regulatory approvals.

Proceeds from the offering will be used to fund the Trust's capital expenditure program and for general corporate purposes.

Petrofund Energy Trust is a Calgary based royalty trust that acquires and manages producing oil and gas properties in Western Canada.  The Trust pays its Unitholders monthly cash distributions, which are derived from the Trust's cash flow from these properties.  Petrofund Energy Trust was founded in 1988 and was one of the first oil and gas royalty trusts in Canada.

The underwriters have agreed not to offer, sell or deliver the Trust Units offered hereunder, as part of the distribution of such Trust Units at any time, within the United States or to, or for the benefit or account of, U.S. persons.  This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, Trust Units in the United States, or any province or territory of Canada, nor shall there be any sale of the Trust Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The Trust Units may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an applicable exemption from the registration requirement.  Any offering of Trust Units to be made in the United States will be made by means of a prospectus that may be obtained from the Trust and will contain detailed information about the Trust and management, as well as financial statements.  The Trust intends to file a registration statement to register the offered Trust Units under the United States Securities Act of 1933.

FOR FURTHER INFORMATION PLEASE CONTACT:

Petrofund Energy Trust
Investor Relations
(403) 218-4736 or Toll Free: 1-866-318-1767
(403) 539-4300
Email: info@petrofund.ca
Website: www.petrofund.ca
or
Petrofund Energy Trust
Chris Dutcher
Director, Business Development
(403) 218-8625